Exhibit 99.1

management INFORMATION CIRCULAR

DATED April 2, 2024

WHO WE ARE	what’s inside

Greenfire Resources Ltd. is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. We are focused on responsible and sustainable energy development in Canada, with our registered office located in Calgary, Alberta. We are an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership.

We are publicly traded on the TSX (TSX: GFR) and on the NYSE (NYSE: GFR). Find out more on our website www.greenfireres.com.

Capitalized terms above have the meanings ascribed to such terms in the Glossary of Terms below.

	Letter to Shareholders	3

	Notice of Annual Meeting	4

	GLOSSARY OF TERMS	5

	Voting Matters	8

	Matters to be Acted Upon at the Meeting	10

	Director Compensation	16

	Corporate Governance Practices	17

	EXECUTIVE COMPENSATION	21

	Indebtedness of Directors and Officers	36

	interests of certain persons or companies in matters to be acted upon	36

	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37

	Additional Information	37

	Advisories	37

	SCHEDULE A	38

	SCHEDULE B	43

	SCHEDULE C	49

PROXY SUMMARY

The following summary highlights some of the important information you will find in this management information circular (the “Information Circular”). We recommend you read the entire Information Circular before voting.

Voting Matters	Board Vote Recommendation	For More Information See Page
Election of Directors	FOR each nominee	11
Appointment of Auditors	FOR	16

2024 Management Information Circular	2

Letter to Shareholders

April 2, 2024

Dear Fellow Shareholder,

On behalf of the Board of Directors and management of Greenfire Resources Ltd., I am pleased to inform you that we will be holding our annual shareholders’ meeting on Wednesday, May 15, 2024, at 2:00 p.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

This meeting provides an opportunity for you to vote on the items of business, hear about our performance over the past year and learn more about our plans.

The accompanying management information circular describes the business that will be conducted at the meeting and provides information on our executive compensation and governance practises.

Your vote is important to us. If you are unable to attend the meeting, we encourage you to ensure your vote is recorded by returning the signed form of proxy or vote via our internet option. If your common shares are not registered in your name and are held in the name of a nominee, you may wish to consult the information beginning on page 9 of the accompanying management information circular for information on how to vote your common shares.

We hope you will join us at this year’s meeting.

Sincerely,

(signed) “Julian McIntyre”

Julian McIntyre

Chair of the Board

2024 Management Information Circular	3

Notice of Annual Meeting

NOTICE is hereby given that the annual meeting of the shareholders of Greenfire Resources Ltd. (the “Company”) will be held on Wednesday, May 15, 2024, at 2:00 p.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 to:

1.	receive and consider the Company’s consolidated financial statements for the year ended December 31, 2023, together with the report of the auditors thereon;

2.	elect six (6) directors of the Company;

3.	appoint the auditors the Company and authorize our directors to fix their remuneration as such; and

4.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the accompanying management information circular of the Company dated April 2, 2024 (the “Information Circular”) accompanying this notice.

If you are a registered shareholder and are unable to attend the meeting or any adjournment or postponement thereof in person, please exercise your right to vote by dating, signing, and returning the accompanying form of proxy for use at the meeting or any adjournment or postponement thereof to Computershare Trust Company of Canada, our transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Computershare Trust Company of Canada (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 2:00 p.m. (Calgary time) on May 13, 2024, or, if the meeting is adjourned or postponed, 24 hours (excluding Saturdays, Sundays, and holidays) before the beginning of any adjourned or postponed meeting. If you receive more than one proxy form because you own common shares registered in different names or addresses, each proxy form should be completed and returned.

Only shareholders of record at the close of business on April 2, 2024, will be entitled to vote at the meeting, unless that shareholder has transferred any common shares after that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the common shares and demands that the transferee’s name be included on the list of shareholders entitled to vote at the meeting.

DATED at Calgary, Alberta this 2nd day of April, 2024.

By order of the Board of Directors of Greenfire Resources Ltd.

(signed) “Charles R. Kraus ”

Charles R. Kraus
Corporate Secretary

2024 Management Information Circular	4

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular. Terms and abbreviations used in the Schedules to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000.

“Amalgamation” means the amalgamation of GRI and Canadian Merger Sub.

“Audit and Reserves Committee” means the audit and reserves committee of the Company Board.

“Awards” means, collectively, the Options, the Share Units and the DSUs granted pursuant to the terms of the Incentive Plan.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Plan of Arrangement, and all other agreements entered into in connection therewith.

“Business Combination Agreement” means that certain Business Combination Agreement, dated December 14, 2022, as amended on April 21, 2023, June 15, 2023, and September 5, 2023, by and between MBSC, GRI, the Company, DE Merger Sub and Canadian Merger Sub.

“Canadian Merger Sub” means prior to the Closing, 2476276 Alberta ULC, an Alberta unlimited liability corporation which, prior to the Amalgamation, was a direct, wholly-owned subsidiary of the Company.

“Closing” means the closing of the Business Combination.

“Closing Date” means September 20, 2023.

“Common Shares” means common shares in the authorized share capital of the Company.

“Company” means Greenfire Resources Ltd., an Alberta corporation, which following the completion of the Business Combination, continues to carry on the business of GRI.

“Company Articles” means the articles of the Company (as amended).

“Company Board” means the board of directors of the Company.

“DE Merger Sub” means, prior to the Closing, DE Greenfire Merger Sub Inc., a Delaware corporation which, prior to the Merger, was a direct, wholly-owned subsidiary of the Company.

“DSUs” means deferred share units granted pursuant to the terms of the Incentive Plan.

“ESG” means environmental, social and governance.

“ESG and Compensation Committee” means the ESG and compensation committee of the Company Board.

“Exchange” means, for the purposes of the Incentive Plan, the NYSE and/or the TSX, if the Common Shares are listed on such stock exchanges, and where the context permits such other stock exchanges on which the Common Shares are or may be listed, from time to time.

“GAC” means Greenfire Acquisition Corporation.

“GHOPCO” means Greenfire Hangingstone Operating Corporation.

2024 Management Information Circular	5

“GRI” means Greenfire Resources Inc.

“GRI Common Shares” means the common shares in the authorized share capital of GRI.

“GRI Equity Plan” means the Greenfire Resources Inc. Performance Warrant Plan, dated February 2, 2022, as amended from time to time, and the Greenfire Employee Trust established by trust agreement between GRI and Greenfire Resources Employment Corporation dated March 7, 2022, as amended from time to time.

“GRI Performance Warrant” means, as of any determination time, each warrant to purchase GRI Common Shares issued pursuant to the GRI Equity Plan that were outstanding and unexercised.

“Incentive Plan” means the amended and restated omnibus share incentive plan of the Company providing for the grant of the Awards for certain qualified directors, executive officers, employees or consultants of the Company originally approved by the Company Board on September 20, 2023 and as amended and restated by resolution of the Company Board on February 1, 2024.

“Investor Rights Agreement” means the investor rights agreement entered into at the Closing by and among the Company, the MBSC Sponsor, the other former holders of the MBSC’s Class B common shares, investors who subscribed for MBSC’s Class A common shares and certain other Shareholders.

“Market Value of a Share” means, with respect to any particular date as of which the Market Value of a Share is required to be determined for the purposes of the Incentive Plan, (i) if the Common Shares are then listed on the Exchange (if at such time the Common Shares are listed on more than one Exchange, for the purpose of this definition Exchange shall refer to the Exchange on which a majority of trading in the Common Shares occurs), means the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days immediately preceding such particular date and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period; (ii) if the Common Shares are not then listed on the Exchange, the closing price of the Common Shares on any other stock exchange on which the Common Shares are then listed (and, if more than one, then using the Exchange on which a majority of trading in the Common Shares occurs) on the last trading day prior to the such particular date; or (iii) if the Common Shares are not then listed on any stock exchange, the fair market value as is determined solely by the Company Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all persons.

“MBSC” means M3-Brigade Acquisition III, LLC, a Delaware limited liability corporation, which was formerly known prior to February 13, 2024 as M3-Brigade Acquisition III Corp., a Delaware corporation.

“MBSC Sponsor” means M3-Brigade Sponsor III LP, a Delaware limited partnership.

“Merger” means the merger of DE Merger Sub with and into MBSC pursuant to the Business Combination Agreement.

“NEO” means named executive officer.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NOI Proceedings” means the proceedings commenced on October 8, 2020, by each of GHOPCO and its parent company, Greenfire Oil and Gas Ltd., filing a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada).

“NYSE” means the New York Stock Exchange.

2024 Management Information Circular	6

“Options” means options to purchase the Common Shares granted pursuant to the terms of the Incentive Plan.

“Performance Warrant Plan” means the amended and restated performance warrant plan of the Company, which amends and restates the GRI Equity Plan.

“Performance Warrants” means warrants to purchase Common Shares with each such performance warrant entitling the holder to purchase one Common Share, subject to the terms and conditions of the Performance Warrant Plan.

“Plan of Arrangement” means the plan of arrangement made in accordance with the Business Combination Agreement.

“PSUs” means Share Units designated as “performance share units”.

“RSUs” means Share Units designated as “restricted share units”.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholders” means the holders of Common Shares.

“Share Units” means rights awarded to participants to receive payments, which may be designated as “performance share units” or “restricted share units”, in cash or Common Shares pursuant to the terms of the Incentive Plan.

“TSX” means the Toronto Stock Exchange.

“Warrants” means warrants to purchase Common Shares issued to MBSC Sponsor and former securityholders of GRI at Closing with each such warrant entitling the holder to purchase one Common Share at an exercise price of US$11.50 per Common Share, subject to the terms and conditions of the Warrant Agreements.

“Warrant Agreements” means the Warrant Agreement and Amended and Restated Warrant Agreement, each dated as of September 20, 2023, by and between the Company, Computershare Inc. and Computershare Trust Company, N.A., governing the Warrants.

2024 Management Information Circular	7

Management Information Circular dated April 2, 2024 for the Annual Meeting of Shareholders of
Greenfire Resources Ltd. to be held on Wednesday, May 15, 2024.

Voting Matters

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies for use at the annual meeting, and any adjournment or postponement thereof, of the shareholders of the Company to be held at 2:00 p.m. (Calgary time) on Wednesday, May 15, 2024, at the offices of Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

If you are a registered shareholder and are unable to attend the meeting or any adjournment or postponement thereof in person, please exercise your right to vote by dating, signing, and returning the accompanying form of proxy for use at the meeting or any adjournment or postponement thereof to Computershare Trust Company of Canada, our transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (ii) by hand delivery to Computershare Trust Company of Canada, 800-324 8 Ave SW, Calgary, Alberta, T2P 2Z2, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 2:00 p.m. (Calgary time) on May 13, 2024, or, if the meeting is adjourned or postponed, 24 hours (excluding Saturdays, Sundays, and holidays) before the beginning of any adjourned or postponed meeting. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our directors and/or officers. As a shareholder you have the right to appoint a person or company, who need not be a shareholder, to represent you at the meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Only shareholders of record at the close of business on April 2, 2024, will be entitled to vote at the meeting, unless that shareholder has transferred any Common Shares after that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of shareholders entitled to vote at the meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is significant to you if you do not hold your Common Shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the meeting. If your Common Shares are listed in your account statement provided by your broker, then, in almost all cases, those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, many of such Common Shares are registered under the name of CDS & Co., the registration name for The CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker, or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Common Shares.

2024 Management Information Circular	8

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow to ensure that your Common Shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. Many brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your Common Shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the meeting. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote Common Shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting to have the Common Shares voted.

The Company is not using “notice-and-access” to send its proxy-related materials to shareholders, and paper copies of such materials will be sent to all shareholders. The Company will not send proxy-related materials directly to non-objecting beneficial shareholders and such materials will be delivered to non-objecting beneficial shareholders through Broadridge Financial Solutions, Inc. or the non-objecting beneficial shareholder’s intermediary. The Company intends to pay for the costs of an intermediary to deliver proxy-related materials to objecting beneficial shareholders.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of such corporation. To be effective the instrument in writing must be deposited with the President and Chief Executive Officer of the Company c/o 1900, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at any time prior to 2:00 p.m. (Calgary time) on the last business day preceding the day of the meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment or postponement thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this Information Circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted or withheld from voting on any matter at the meeting. Where you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on the matter in accordance with the specification so made. If you do not provide instructions, your Common Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy, which we have furnished, are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this Information Circular, we know of no such amendment, variation, or other matter.

2024 Management Information Circular	9

Voting Shares and Principal Holders

We are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at April 2, 2024, there were 68,973,859 Common Shares and nil preferred shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote for each Common Share you own.

To the knowledge of our directors and officers, as at April 2, 2024, no person or company beneficially owned, or controlled or directed, directly or indirectly, more than 10% of our Common Shares, other than as set forth below:

Name	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Our Issued and Outstanding Common Shares
Julian McIntyre(1)	21,446,726	30.2	%(2)
Venkat Siva(3)	7,122,531	10.0	%(4)

Notes:

(1)	Julian McIntyre is a director of the Company. Common Shares are owned through Allard Services Limited, a company formed under the laws of the Isle of Man.
(2)	Includes the Common Shares issuable upon exercise of 1,575,187 Warrants.
(3)	Venkat Siva is a director of the Company. Common Shares are owned through Annapurna Limited, a company formed under the laws of the Isle of Man.
(4)	Includes the Common Shares issuable upon exercise of 523,125 Warrants.

Matters to be Acted Upon at the Meeting

Receipt of the Financial Statements and Auditors’ Reports

At the meeting, our Shareholders will receive and consider the consolidated financial statements of the Company for the year ended December 31, 2023 and the auditors’ report thereon, but no vote by our Shareholders with respect thereto is required or proposed to be taken.

Election of Directors

Pursuant to the Investor Rights Agreement, until such time as the “Sponsor Parties” (as such term is defined in the Investor Rights Agreement) beneficially own, in the aggregate, less than 3% of all outstanding Common Shares, the Company shall take all necessary action such that one individual designated by the MBSC Sponsor (the “MBSC Sponsor Director”) is included in the slate of nominees recommended by the Company Board or duly constituted committee thereof for election as directors at each applicable annual meeting of the Company at which the MBSC Sponsor Director’s term would expire. The Sponsor Parties currently hold great than 3% of all outstanding Common Shares. For the purposes of the Meeting, the MBSC Sponsor has designated Matthew Perkal as the MBSC Sponsor Director and as such Mr. Perkal has been included in the slate of nominees for election as directors at the Meeting.

The Company Board has fixed the number of directors to be elected at the meeting at six members. You are being asked to cast your vote for the following six directors:

Robert Logan	Jonathan Klesch
Julian McIntyre	Venkat Siva
Matthew Perkal	W. Derek Aylesworth

Each director will hold office until the next annual meeting of our Shareholders, or their successor is duly elected or appointed, unless their office is earlier vacated. If a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy will not be voted with respect to such vacancy.

2024 Management Information Circular	10

Voting for Election of Directors

The directors are elected annually, individually and by majority vote. The individual voting results of this meeting will be published by news release and on the SEDAR+ website at www.sedarplus.ca after the meeting.

The Company has adopted a majority voting policy, which is available on the Company’s website. In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Company Board, to the Chair of the ESG and Compensation Committee promptly following certification of the Shareholder vote, such resignation to be effective upon acceptance by the Company Board. If the Chair of the ESG and Compensation Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chair of the Company Board. The ESG and Compensation Committee will promptly consider the tendered resignation and absent exceptional circumstances shall recommend that the Board accept the resignation. In determining whether exceptional circumstances exist that justify the ESG and Compensation Committee recommending that the Company Board reject the resignation, the ESG and Compensation Committee will consider all factors it deems relevant including, without limitation, the reasons, if known, why Shareholders “withheld” or were requested to “withhold” votes from the director, the directors share ownership, the impact with respect to covenants in agreements or plans; whether the director is a key member of an established, active special committee of the Company Board which has a defined term or mandate and whether the acceptance of such director’s resignation would jeopardize the achievement of the special committee’s mandate and legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Company Board will consider the ESG and Compensation Committee’s recommendation not later than 90 days following the date of the Shareholders’ meeting at which the election occurred. In deciding whether to accept or reject the tendered resignation, the Company Board will consider the factors considered by the ESG and Compensation Committee and any additional information and factors the Company Board believes to be relevant in determining whether exceptional circumstances exist to justify the rejection of the resignation. If the Company Board determines that such exceptional circumstances do not exist, the tendered resignation will be accepted. Promptly following the Company Board’s decision, the Company will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation in a news release and a copy of the news release will be provided to the TSX and NYSE. If the Company Board decides to accept the director’s resignation, the ESG and Compensation Committee will recommend to the Company Board whether to fill the resulting vacancy or to continue with the reduced size of the Company Board.

If, at the time of the resignation of a director pursuant to the Majority Voting Policy, the ESG and Compensation Committee has not been constituted, the duties of the ESG and Compensation Committee and the Chair of the ESG and Compensation Committee pursuant to the Majority Voting Policy will be performed by the Company Board as a whole and the Chair of the Company Board, respectively.

Management recommends that Shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.

Biographies of our Directors

The following information relating to the director nominees is based in part on our records and in part on information the nominees have provided to us.

2024 Management Information Circular	11

Robert Logan

Alberta, Canada

Mr. Logan has served as the President and Chief Executive Officer of GRI since September 2021 and as President and Chief Executive Officer of the Company since December 2022 and as director, President and Chief Executive Officer of the Company since March 6, 2023. Prior to GRI’s inception in September, 2021, he was the President and Chief Executive Officer of GAC. Mr. Logan co-founded GHOPCO and its parent company, Greenfire Oil and Gas Ltd., in 2016. From 2016 to 2020, Mr. Logan was the President, Chief Executive Officer and a director of GHOPCO.  Mr. Logan graduated with a Bachelor of Science in Petroleum Engineering from the University of Alberta and holds a Master’s Degree in Petroleum Business Engineering from the Delft University of Technology in the Netherlands. He is a member of the Association of Professional Engineers and Geoscientists of Alberta as well as the Montana Board of Professional Engineers and Professional Land Surveyors.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Member	7	7
Other Public Board Directorships	Committee Positions
None	-

Jonathan Klesch

London, United Kingdom

Mr. Klesch is the founder of Griffon Partners, an investment management company, with an emphasis on natural resources and infrastructure. Prior to founding Griffon Partners, Mr. Klesch spent over 20 years at the Klesch Group, which predominately owns and operates oil refineries. Mr. Klesch has extensive experience in commodities trading and structured finance transactions. Mr. Klesch holds a Bachelor of Arts in Finance from the School of Management at Boston University and has also received specialized training at Harvard Business School.

Mr. Klesch has been a director of GRI since September 2021 and a director of the Company since the Closing Date.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Member	7	7
Other Public Board Directorships	Committee Positions
None	-

Julian McIntyre

London, United Kingdom

Mr. McIntyre is the principal at McIntyre Partners, a private investment company with interests in energy and infrastructure, which was a founding investor in the Company. Mr. McIntyre is a Director of Arq, Inc. (NASDAQ: ARQ), an energy and chemicals technology business and Chairman of Moreld, a leading Norwegian engineering group servicing offshore energy and marine industries. Mr. McIntyre was previously the founder of a large natural gas operator in the Rocky Mountains and founded Rift Petroleum, an African oil and gas exploration company. Prior to that, in 2000, Mr. McIntyre founded Gateway Communications, a pan-African telecoms company that provided satellite and terrestrial private networks for multinationals operating in Africa. Mr. McIntyre holds a Bachelor of Science in Computer Science from the Queen Mary College, University of London.

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Mr. McIntyre has been a director of GRI since September 2021 and a director of the Company since the Closing Date.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Chair	7	6
Other Public Board Directorships	Committee Positions
Arq, Inc. (NASDAQ: ARQ)	-

Venkat Siva

London, United Kingdom

Mr. Siva was the Chief Financial Officer of Arq Limited, an energy and chemicals technology business, founded in 2015, until its reorganization and sale transaction in February 2023, where he was responsible for fundraising, corporate finance, financial planning and reporting. Mr. Siva is a founding partner of McIntyre Partners since 2009. At McIntyre Partners, he leads the due-diligence, deal execution and investment management efforts across several transactions in the energy, bulk commodities and infrastructure sectors. Prior to joining McIntyre Partners, Mr. Siva worked as a corporate finance banker within Goldman Sachs’ mergers and acquisition team. Mr. Siva holds a Master of Business Administration from the Indian Institute of Management of Bangalore.

Mr. Siva has been a director of GRI since September 2021 and a director of the Company since the Closing Date.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Member	7	7
Audit and Reserves Committee	Member	1	1
Other Public Board Directorships	Committee Positions
None	-

Matthew Perkal

New York, USA

Prior to the Business Combination, Mr. Perkal served as MBSC’s Chief Executive Officer and as Executive Vice President of MBSC. Mr. Perkal continues to serve as a member of the management team for Brigade-M3 European Acquisition Corporation and as a Senior Director, and Head of Special Situations and SPACs at Brigade Capital Management, LP (“Brigade”). Mr. Perkal has led Brigade’s industry coverage for various sectors including retail, consumer, gaming and lodging, and has structured and led many of the firm’s successful deals in the private credit space including Barney’s and Sears. Mr. Perkal currently serves on Guitar Center Inc.’s board of directors. Prior to joining Brigade in 2010, Mr. Perkal worked at Deutsche Bank as an Analyst in the Leveraged Finance Group. In that capacity, Mr. Perkal also spent time on the Leveraged Debt Capital Markets Desk, selling both bank and bond deals. Mr. Perkal received a Bachelor of Sciences degree in Economics with a concentration in Finance and Accounting from the University of Pennsylvania’s Wharton School. Additionally, Mr. Perkal serves on The One Love Foundation’s New York Board.

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Mr. Perkal has been a director of the Company since the Closing Date.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Member	7	7
Audit and Reserves Committee	Member	1	1
Other Public Board Directorships	Committee Positions
None	-

W. Derek Aylesworth

Alberta, Canada

Mr. Aylesworth is an independent businessman since April 2021. He has over 20 years of experience in the Canadian oil and gas industry. He served as the Chief Financial Officer of Seven Generations Energy Ltd., an oil and gas producer operating in western Canada, between March 2018 to April 2021. He previously served as the Chief Financial Officer of Baytex Energy Corp. (NYSE:BTX) between November 2005 until June 2014. Mr. Aylesworth holds a Bachelor of Commerce degree and is a Chartered Professional Accountant with expertise in taxation and has experience as a tax advisor in both the oil and gas industry and public practice in Calgary.

Mr. Aylesworth has been a director of the Company since the Closing Date.

Board and Committee Participation	Position	Meetings in 2023	Attendance
Board of Directors	Member	7	7
Audit and Reserves Committee	Chair	1	1
Other Public Board Directorships	Committee Positions
None	-

The following table sets forth each such director’s ownership of Company securities as at the date of this Information Circular:

	Number of:
Name	Common Shares	Warrants	Performance Warrants	DSUs	Performance Share Units	Restricted Share Units
Robert Logan	3,332,959	375,000	1,397,796	-	123,920	100
Jonathan Klesch(1)	5,499,506	435,938	-	-	-	-
Julian McIntyre(2)	19,871,539	1,575,187	-	-	-	-
Venkat Siva(3)	6,599,406	523,125	-	-	-	-
Matthew Perkal	-	-	-	-	-	-
W. Derek Aylesworth	-	-	-	10,213	-	-
Total:	35,303,410	2,909,250	1,397,796	10,213	123,920	100

Notes:

(1)	Owned through Spicelo Limited (“Spicelo”), a company formed under the laws of Cyprus. Ownership percentage may be materially impacted as a result of pending share sales in the Griffon CCAA Proceedings (as defined and detailed below under the heading “Additional Disclosure Relating to Proposed Directors”).
(2)	Owned through Allard Services Limited, a company formed under the laws of the Isle of Man.
(3)	Owned through Annapurna Limited, a company formed under the laws of the Isle of Man.

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Additional Disclosure Relating to Proposed Directors

Except as otherwise disclosed herein, none of our directors (nor any personal holding company of any such persons) is, as of the date hereof, or was within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, none of our directors (or any personal holding company of any of such persons) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

From 2016 to 2020, Mr. Logan was the President and a director of Greenfire Oil and Gas Ltd. and GHOPCO, which previously owned and operated the Demo Asset and entered into the NOI Proceedings in 2020. After the insolvency of GHOPCO, several private actions were commenced by former shareholders and creditors of GHOPCO, against certain directors and officers of GHOPCO, including Mr. Logan, alleging various claims with respect to their losses as shareholders and creditors of GHOPCO and seeking a derivative action.

On August 25, 2023, a group of entities including, but not limited to, Griffon Partners Operation Corp. (“GPOC”) Griffon Partners Holding Corp. (“GPHC”), Griffon Partners Capital Management Ltd. (“GPCM” and collectively “Griffon”) and Spicelo, each filed Notices of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada), which were converted to proceedings under the provisions of the Companies’ Creditors Arrangement Act (Canada) by court order granted on February 7, 2024 (the “Griffon CCAA Proceedings”). As at April 2, 2024, Mr. Klesch is a director of each of GPOC, GPHC and GPCM. On or about March 27, 2024, pursuant to an Order granted in the Griffon CCAA Proceedings, Alvarez & Marsal Canada Inc. (“A&M”), as the appointed monitor in the Griffon CCAA Proceedings, was granted enhanced powers with respect to the securities of the Company held by Spicelo, which were pledged in favour of Griffon’s secured lender. The Company understands that A&M may be undertaking a sale(s) of Spicelo’s securities in the Company in amount sufficient to repay Griffon’s lenders in the coming weeks.

Mr. Perkal was a director of Gymboree Group, Inc. commencing on September 29, 2017. On January 16, 2019, Gymboree Group, Inc. (n/k/a Gemstone Solutions Group, Inc.) and 10 affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia (Richmond Division). Mr. Perkal’s resignation from the board of Gymboree was effective as of June 26, 2020.

None of our directors (nor any personal holding company of any such persons) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

None of our directors (nor any personal holding company of any of such persons) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote proxies in favour of Deloitte LLP, Chartered Professional Accountants, of Calgary, Alberta, as our auditors, to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte LLP were first appointed as auditors of GRI, as predecessor to GRL, on May 18, 2021.

The following table provides information about the fees billed to GRI and the Company for professional services rendered by Deloitte LLP during the fiscal years of 2022 and 2023:

Type of Work	2023 Fees ($)	2022 Fees ($)
Audit fees(1)	1,078,560	529,115
Audit-Related Fees(2)	897,730	107,000
Tax Fees(3)	72,234	175,306
All Other Fees(4)	58,850	-

Notes:

(1)	Represents the aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services.
(2)	Represents the aggregate fees billed in each of the last two fiscal years by the Company’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements (and not reported under the heading “Audit Fees”).
(3)	Represents the aggregate fees billed by the Company’s external auditor for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance ($57,502 for 2023/$105,502 for 2022) and tax planning ($14,732 for 2023/$69,804 for 2022). Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities. Represents the aggregate fees billed in each of the last two fiscal years by the Company’s external auditor for products and services not included under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(4)	Represents the aggregate fees billed by the Company’s external auditor for products and services not included under the headings “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Director Compensation

Prior to Closing, no form of compensation was paid, awarded or granted to any non-executive directors of the Company and no compensation was paid to officers for acting as a director of the Company.

Following Closing, the Company Board approved the following initial director compensation program, which reflects what it believes is competitive and comparable to other issuers.

Director	Annual Cash Retainer(s)	Chair Fees	Equity Retainer(s)
Julian McIntyre (Chair)	US$200,000	$35,000	0
Venkat Siva	US$200,000		0
Jonathan Klesch	US$200,000		0
Matt Perkal	US$200,000		0
W. Derek Aylesworth (Audit and Reserves Committee Chair)	US$100,000	$15,000	US$100,000

Newly appointed non-executive directors will have the option to be paid the additional $100,000 in either cash or equity, and the Chair of the Company Board and the Chair of the Audit and Reserves Committee will be paid an additional amount as shown above. Equity granted to non-executive directors is expected to consist of grants of DSUs or other Awards under the Incentive Plan.

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In addition to grants of DSUs as approved by the Company Board, under the terms of the Incentive Plan, each non-executive director shall be entitled to elect to receive DSUs in lieu of all or a portion (in 25% increments) of their cash compensation in the form of DSUs. If a director elects to receive DSUs in lieu of their cash compensation, the number of DSUs will be calculated by dividing (i) the amount of such cash fees that are to be paid in DSUs, by (ii) the Market Value of a Share on the date such cash fees would otherwise be payable.

Compensation of the Company’s Directors

The following table sets forth compensation paid to non-management directors for both their roles as directors of GRI prior to Closing, if applicable, and of the Company after Closing for the fiscal year ended December 31, 2023.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Julian McIntyre	277,488	-	-	-	-	-	277,488
Venkat Siva	264,520	-	-	-	-	-	264,520
Jonathan Klesch	264,520	-	-	-	-	-	264,520
Matthew Perkal(1)	74,102	-	-	-	-	-	74,102
W. Derek Aylesworth(2)	42,609		-	-	-	-	42,609

Notes:

(1)	Messrs. Perkal and Aylesworth became directors of the Company on the Closing Date.
(2)	As at December 31, 2023, the Company had not granted any share-based awards or option-based awards to the non-executive directors.
(3)	All amounts are paid in United States dollars and for the purposes of this table have been converted to Canadian dollars at the exchange rate in effect as of December 29, 2023, which is Cdn$1.3226, for every US$1.00 (as published by the Bank of Canada website).

Corporate Governance Practices

Independence

The Common Shares are listed on the NYSE under the ticker symbol “GFR” and on the TSX under the ticker symbol “GFR”. As a result, the Company adheres to the rules of the NYSE and applicable Canadian securities laws in determining whether a director is independent. The Company Board consults with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the NYSE generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with the Company which could, in the view of the Company Board, be reasonably expected to interfere with the exercise of such director’s independent judgement.

The Company Board has determined that Julian McIntyre, Venkat Siva, Matthew Perkal, W. Derek Aylesworth and Jonathan Klesch are considered independent directors. The Company Board has determined Robert Logan is not independent based on being the President and Chief Executive Officer of the Company. Julian McIntyre has been appointed as Chair of the Company Board. In accordance with the by-laws of the Company, the Chair presides at all meetings of the Company Board and, unless otherwise determined, at all meetings of Shareholders of the Company and to enforce the rules of order in connection with such meetings.

The Company Board will hold meetings of the independent directors or hold in camera sessions during regularly scheduled Company Board meetings where non-independent directors and other members of management of the Company are not present.

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The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Names of Other Issuers
Julian McIntyre	Arq, Inc. (NASDAQ: ARQ)

Board Mandate

The Company Board is responsible for our stewardship with oversight in several key areas including vision, strategy and leadership, risk management, succession planning, and corporate governance practices. The Company Board’s duties are set out in the Company Board Mandate which is found in Schedule A attached hereto and on our website at www.greenfireres.com.

Although at the present time the ESG and Compensation Committee has not yet been formed, the Company Board, in part, intends to perform its responsibilities through its two committees: the Audit and Reserves Committee; and the ESG and Compensation Committee. Each of these two committees has their own mandate as described below.

Orientation and Continuing Education

The Company does not currently have a formal orientation and education program for new recruits to the Company Board; however, it is anticipated that such orientation and education will be provided on an informal basis to any new directors joining the Company Board. As new directors join the Company Board, it is anticipated that management will provide these individuals with corporate policies, historical information about the Company, as well as information on the Company’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. It is anticipated that these procedures will prove to be a practical and effective approach in light of the Company’s particular circumstances, including the size of the Company and the experience and expertise of the members of the Company Board.

The Company Board consists of highly skilled and experienced individuals with strong industry knowledge. Please see “Biographies of Our Directors” for more information on each Company Board member.

Code of Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”), which is posted on its website, and will post any amendments to, or any waivers from, a provision of the Code on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code in a manner consistent with NI 58-101 and the applicable rules or regulations of the SEC and the NYSE. A copy of the Code is also available on SEDAR+ at www.sedarplus.ca. All employees of the Company are required to acknowledge compliance with the Code and all related policies when they are hired and again on an annual basis.

In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not vote on any resolution to approve the contract or transaction.

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Insider Trading Policy

The Company has adopted a disclosure and insider trading policy which prohibits its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about the Company; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of the Company, during a restricted period. The disclosure and insider trading policy is posted on the Company’s website.

Diversity

The Company Board has not adopted any policies that address the identification and nomination of women or other diverse candidates to the Company Board or to management of the Company. The Company Board recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the Company Board intends to, when identifying candidates to nominate for election to the Company Board or appoint as senior management or in its review of senior management succession planning and talent management:

●	consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Company’s current and future plans and objectives, as well as anticipated regulatory and market developments;

●	consider criteria that promote diversity, including with regard to gender, ethnicity, and other considerations;

●	consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to the Company Board or for appointment as senior management and in general with regard to succession planning for the Company Board and senior management; and

●	as required, engage qualified independent external advisors to assist the Company Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity.

At the present time, there are no women serving on the Company Board and there is one woman serving in an executive officer position, which represents approximately 20% of the number of our executive officer positions.

Committee Membership and Responsibilities

Audit and Reserves Committee

The Company Board has established the Audit and Reserves Committee comprised of independent members of the Company Board. W. Derek Aylesworth is the Chair of the Audit and Reserves Committee. Matthew Perkal and Venkat Siva are the other members of the Audit and Reserves Committee.

In addition to the Audit and Reserves Committee responsibilities relating to audit, accounting and financial matters, the Audit and Reserves Committee is also responsible for matters relating to the Company’s oil and gas reserves reporting and disclosure. For a full description of the responsibilities of the Audit and Reserves Committee, see the mandate of the Audit and Reserves Committee, which is attached to this Information Circular as Schedule B.

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Each of the members of the Audit and Reserves Committee is considered “financially literate” and is considered “independent” within the meaning of NI 52-110, the rules of the NYSE and Rule 10A-3 of the United States Securities Exchange Act of 1934.

The Company believes that each of the members of the Audit and Reserves Committee possesses: (a) an understanding of the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting. Mr. Aylesworth is considered an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

For more information relating to the background of the Audit and Reserves Committee members, see “Biographies of our Directors” above under “Matters to be Acted Upon at the Meeting”.

ESG and Compensation Committee

In the near term, the Company expects to establish the ESG and Compensation Committee of the Company Board comprised entirely of independent directors in accordance with NI 58-101 and the rules of the SEC and the NYSE; however, at the present time, it has not been determined which members of the Company Board will serve on the ESG and Compensation Committee. The Company Board has adopted a mandate for the ESG and Compensation Committee, which details the principal responsibilities of the ESG and Compensation Committee. The ESG and Compensation Committee is expected to be responsible for, among other things, overseeing the selection of persons to be nominated to serve on the Company Board, overseeing the compensation policies and decisions of the Company, and certain other responsibilities relating to ESG. For a full description of the expected responsibilities of the ESG and Compensation Committee, see the mandate of the ESG and Compensation Committee, which is attached to this Information Circular as Schedule C.

Board Nominations

When established, the ESG and Compensation Committee will be responsible for identifying individuals qualified to become members of the Company Board. See “Corporate Governance Practices – Committee Membership and Responsibilities – ESG and Compensation Committee” and “Corporate Governance Practices – Diversity” for further information.

Pursuant to the Investor Rights Agreement, until such time as the Sponsor Parties beneficially own, in the aggregate, less than 3% of all outstanding Common Shares, the Company shall take all necessary action such that the “MBSC Sponsor Director is included in the slate of nominees recommended by the Company Board or duly constituted committee thereof for election as directors at each applicable annual meeting of the Company at which the MBSC Sponsor Director’s term would expire.

Compensation

Until the formal establishment of the ESG and Compensation Committee, the Company Board is responsible for the Company’s overall compensation philosophy, and the approval of compensation for Company’s executive officers and directors. For more information about the responsibilities, powers and operation of the ESG and Compensation Committee, see “Committee Membership and Responsibilities” in this Information Circular. For information regarding compensation of the Company’s executive officers and directors, see “Executive Compensation” and “Director Compensation” in this Information Circular.

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Position Descriptions

The Company Board has developed and approved position descriptions for the Chief Executive Officer of the Company, the Chair of the Company Board and the Chair of each of the standing committees of the Company Board to clearly delineate the role and responsibilities of each such position.

Board Assessment

The Company Board does not presently have a formal process for assessing the effectiveness of the Company Board, its committees or the effectiveness and contributions of individual directors. In the near term, the Company Board expects to adopt appropriate procedures for assessing the effectiveness of the Company Board, its committees and the effectiveness and contributions of individual directors.

Retirement Policy / Board Tenure

The Company Board has not adopted term limits for the directors on the Company Board or other mechanisms of board renewal. While the Company Board recognizes the benefit of new perspectives, ideas and business strategies can offer and support periodic renewal, the Company Board also recognizes that experience and knowledge of the Company’s business is a valuable resource. Accordingly, the Company Board believes that the Company and the Shareholders are better served with regular assessment of the effectiveness of periodic renewal instead of age or tenure limits.

EXECUTIVE COMPENSATION

Executive Officer Compensation

Philosophy

GRI’s executive compensation program was, and the Company’s executive compensation program continues to be, designed to attract and retain high performing leaders and value creators. In efforts to continue the Company’s path for sustainable growth, the board of directors of GRI (the “GRI Board”) supported executive compensation that reinforced engagement, continuous improvement and optimized corporate performance, and those efforts continue under the supervision of the Company’s Board. The Company Board believes that the Company’s approach to executive compensation is competitive with peer Canadian oil and gas companies where there is substantial upside for high performance and downside for under performance.

The objectives of the program have been, and continue to be, to provide competitive wages as compared to the Company’s peers, emphasize pay for performance through an annual short-term incentive program, and at-risk compensation that aligned executives’ and stakeholders’ interests for value creation. Through this executive compensation program, GRI historically offered executive officers cash compensation in the form of base salary and discretionary bonuses. GRI’s executive officers also historically participated in the GRI Equity Plan, pursuant to which they received equity compensation in the form of GRI Performance Warrants, which were only exercisable upon the happening of certain pre-determined events. In addition to wages and incentive program compensation, executive officers also received health, dental and wellness benefits, which health, dental and wellness benefits were also provided to all employees of GRI.

Review and Governance

Historically, the GRI Board did not have a compensation committee or other committee responsible for establishing or making recommendations with respect to the compensation programs for the executive officers. The compensation of GRI’s CEO was set by the GRI Board and the compensation of GRI’s other NEOs was set by the CEO in consultation with the GRI Board. Similarly, executive compensation is now overseen by the Company Board, with input from an independent compensation consultant.

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Historic Elements of Executive Compensation

Historically, GRI strived to ensure that every employee understands how they contribute to and impact the results of the organization. GRI’s executive compensation framework included a combination of guaranteed and variable pay based on performance. There were three elements to executive officer total compensation with weighted emphasis on variable components of pay for performance and performance based equity compensation.

GRI’s compensation framework had three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation as described below.

Guaranteed Pay — Annual Base Salary

Base salary is the fixed component of total direct compensation for the executive officers, and is intended to attract and retain executives, providing a competitive amount of income certainty. These annual salaries are determined by analyzing similar sized oil and gas companies.

Incentive Compensation — Annual Bonuses and Performance Based Equity Compensation

Short-Term Incentive — Annual Bonus – In consultation with Lane Caputo Compensation Inc. (“Lane Caputo”), in December 2023, the Company’s Board determined bonus target levels for the executive officers under a new short-term incentive program with the CEO eligible for a cash bonus with a target of the full amount of his base salary, senior vice-presidents eligible for bonuses with a target of two-thirds of their respective base salaries and vice-presidents eligible for bonuses with a target of one-half of their respective base salaries. The actual amount of the bonuses may vary between nil and 150% of target, based on corporate and individual performance, with the amount of the bonuses for executive officers primarily based on a corporate performance scorecard including average production, operating costs, capital efficiencies and achievement of corporate and strategic initiatives.

Long-Term Incentive — Equity Based Compensation – Executive officers historically participated in the GRI Equity Plan with all other employees. The purpose of the GRI Equity Plan was to provide an incentive to the directors, officers, employees, consultants and other personnel of GRI to achieve the longer-term objectives of GRI, to give suitable recognition to the ability and profession of such persons who contribute materially to the success of GRI, and to attract to and retain in the employ of GRI, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in GRI. The GRI Performance Warrants contained both time vesting and performance vesting conditions in order to provide a retention incentive and an incentive for holders of the GRI Performance Warrants to work towards GRI achieving certain corporate performance targets.

Pursuant to the Plan of Arrangement, the GRI Equity Plan was amended and restated by the Performance Warrant Plan. In accordance with the Plan of Arrangement, holders of GRI Performance Warrants received their pro rata share of the US$75 million in cash consideration paid to the holders of GRI securities in the Business Combination in exchange for the surrender of a portion of the GRI Performance Warrants held by such holders. The remainder of the GRI Performance Warrants continued to remain outstanding following Closing, provided that such GRI Performance Warrants were converted into Performance Warrants (with adjustments to the exercise price and number of Common Shares underlying such Performance Warrants based on the share exchange ratio in the Plan of Arrangement) governed by the Performance Warrant Plan, which entitle the holders thereof to purchase Common Shares in lieu of GRI Common Shares. All time vesting and performance vesting conditions of the GRI Performance Warrants were deemed to be satisfied or accelerated as a result of completing the Business Combination and as such the Performance Warrants are now considered fully vested and exercisable. No further Performance Warrants will be granted pursuant to the Performance Warrant Plan.

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Benefits and Other Compensation

The Company provides executives with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending accounts; employee assistance program and life insurance. The Company offers these benefits consistent with local market practice. The Company also provides field based executives a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

Executive Officer Compensation Updates

Following completion of the Business Combination, the Company Board reviewed and ratified the philosophy and design of the Company’s executive officer compensation programs. The Company engaged Lane Caputo as an independent compensation consultant to help the Company design appropriate executive officer compensation programs that are both competitive and in-line with the Company’s peer oil and gas companies. The following is a description of the Company’s new executive officer compensation programs as of the date of this Information Circular.

Named Executive Officers

The NEOs for the year ended December 31, 2023 are Robert Logan, President and CEO, Tony Kraljic, Chief Financial Officer, Albert Ma, Senior Vice President, Engineering, Kevin Millar, Senior Vice President, Operations & Steam Chief and Darren Crawford, Vice President, Operations & Projects. Tony Kraljic replaced David Phung as the Chief Financial Officer of the Company in October 2023.

Philosophy

The Company’s executive compensation program continues to be based on the same philosophy as described above under the heading “Historic Executive Officer Compensation – Philosophy” subject to the changes noted below.

Review and Governance

The Company Board continues to exercise direct oversight with respect to the Company’s compensation philosophy and executive compensation programs. While the Company Board approved a mandate for a new ESG and Compensation Committee to be formed, the Company Board has not yet established the directors to be appointed to serve on the ESG and Compensation Committee. Among its other responsibilities, under its mandate, the ESG and Compensation Committee will be responsible for administering the Company’s compensation programs and reviewing and making recommendations to the Company Board concerning the level and nature of the compensation payable to the Company’s directors and executive officers.

For a full description of the expected responsibilities of the ESG and Compensation Committee, see the mandate of the ESG and Compensation Committee, which is attached as Schedule C hereto.

Elements of the Company’s Executive Compensation

The Company’s new executive compensation framework remains similar to the historic executive officer compensation of GRI and includes a combination of guaranteed and variable pay based on performance. There continue to be three elements to executive total compensation paid to the executive officers of the Company with weighted emphasis on variable components of pay for performance and performance based equity compensation.

The Company’s compensation framework has three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation as described below.

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Guaranteed Pay — Annual Base Salary

Base salary paid to the Company’s executive officers are the fixed component of total direct compensation, and are intended to attract and retain executives, providing a competitive amount of income certainty. As of the date hereof, the annual salaries of NEOs have been set as follows:

Name	Annual Salary ($)
Robert Logan, President and CEO	$449,904
Tony Kraljic, Chief Financial Officer	$350,200
Albert Ma, Senior Vice President, Engineering	$350,200
Kevin Millar, Senior Vice President, Operations	$386,018
Darren Crawford, Vice President, Operations & Projects	$316,534

Incentive Compensation — Annual Bonuses and Performance Based Equity Compensation

Short-Term Incentive — Annual Bonus – In consultation with Lane Caputo, in December 2023, the Company’s Board developed a new corporate scorecard approach that will form the basis for the Company’s short-term incentive program. Under the new short-term incentive program with the CEO eligible for a cash bonus with a target of the full amount of his base salary, senior vice-presidents eligible for bonuses with a target of two-thirds of their respective base salaries and vice-presidents eligible for bonuses with a target of one-half of their respective base salaries. The actual amount of the bonuses may vary between nil and 150% of target, and will be determined based on corporate and individual performance, with the amount of the bonuses for executive officers primarily based on a corporate performance scorecard including average production, operating costs, capital efficiencies and achievement of corporate and strategic initiatives.

For the 2023 performance period, the Company Board approved bonuses equal to 75% of target for each of the Company’s executive officers, based on discretionary factors including successful completion of the Business Combination, production, operating costs, and other factors. The individual amounts awarded to the Company’s NEOs are disclosed in the Summary Compensation Table below.

Long-Term Incentive — Equity Based Compensation – As noted above, following completion of the Business Combination, the Company adopted the Incentive Plan to issue long-term incentives. In consultation with Lane Caputo, the Company Board approved an inaugural grant of Awards under the Incentive Plan in February 2024. For executive officers, the awards are structured entirely as grants of PSUs, with performance multipliers ranging from nil to 2.0x based equally on average production and share price. For other employees the awards are either entirely PSUs or a mix of PSUs and RSUs. The PSUs are subject to 3 year cliff vesting, while the RSUs vest in one-third increments over 3 years. The CEO’s target annual award value is equal to $1 million, and the target award level for the other NEOs is $500,000. For the inaugural 2024 grants, a minimum share price of US$6.00 was used to calculate the award volume.

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2022 and December 31, 2023 information concerning the compensation paid to the NEOs: President and CEO, the Chief Financial Officer, the former Chief Financial Officer, the Senior Vice President, Engineering, the Senior Vice President, Operations and the Senior Vice President, Corporate Development.

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	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(1) ($)	Option-based awards(2) ($)	Share-based awards ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(4) ($)		Total compensation ($)
Robert Logan(7)	2023	436,800	-	-	327,600	-	-	13,897		778,297
President and CEO	2022	416,000	2,296,957	-	100,000	-	-	59,283		2,872,240
David Phung(5)(7)	2023	336,000	-	-	180,180	-	-	175,398	(6)	691,578
Former Chief Financial Officer	2022	416,000	559,328	-	100,000	-	-	58,833		1,134,161
Tony Kraljic, Chief Financial Officer(5)	2023	139,923	-	-	150,000	-	-	12,829		302,752
Albert Ma	2023	337,297	-	-	168,300	-	-	211,590		717,187
Senior Vice President, Engineering	2022	321,235	198,930	-	77,220	-	-	214,105		811,490
Kevin Millar	2023	374,774	-	-	185,513	-	-	354,103		914,391
Senior Vice President, Operations	2022	356,928	154,798	-	85,800	-	-	240,139		837,665
Darren Crawford	2023	307,315	-		115,243	-	-	197,817		620,375
Vice President, Operations & Projects	2022	292,681	85,521	-	70,420	-	-	177,431		626,053

Notes:

(1)	“Salary” represents the dollar value of cash earned by executive officers in the fiscal years ending December 31, 2022 and December 31, 2023.
(2)	Based on the grant date fair value of the GRI Performance Warrants. The grant date fair value for compensation purposes is calculated using Black-Scholes Option pricing methodology. Key assumptions used in the pricing model for 2022 were: dividend yield: nil; expected volatility: 60%; risk-free interest rate: 1.46%; and weighted average life: 3-5 years. The Black-Scholes Option pricing methodology was selected due to its acceptance as an appropriate valuation model used by similar sized oil and gas companies.
(3)	Represents bonuses earned by the executive officers for services in the fiscal year of 2022. Represents bonuses earned by the executive officers for services in the fiscal year of 2023.
(4)	Represents other benefits provided to the executive officers, including vacation, retirement fund matching, flex spending accounts, camp and isolation allowance, travel allowance, health benefits, specialized technical designation compensation, life insurance, dependent life insurance, accidental death in CAD dollars & dismemberment, parking, executive medical assessments, health spending accounts, and additional Best Doctor’s coverage and loan settlements under the long term retention program.
(5)	David Phung ceased to be the Chief Financial Officer of the Company on October 1, 2023. Tony Kraljic was appointed as his successor, effective on October 1, 2023.
(6)	Includes $145,600 paid as severance.
(7)	Messrs Logan and Phung did not receive any compensation for their services on the GRI Board or the Company Board.

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The following table sets forth, for each NEO, all Performance Warrants outstanding as at December 31, 2023.

Name	Number of Common Shares underlying unexercised Performance Warrants	Performance Warrant exercise price ($)	Performance Warrant expiration date	Value of unexercised in-the-money Performance Warrants(1) ($)
Robert Logan	210,775	2.14	February 2, 2032	904,224.75
	491,303	2.36	February 2, 2032	1,999,603.21
	695,718	2.84	February 2, 2032	2,497,627.62
Tony Kraljic(2	Nil	Nil	Nil	Nil
Albert Ma	20,228	2.15	February 2, 2032	86,575.84
	40,691	2.36	February 2, 2032	165,612.37
	42,837	2.84	February 2, 2032	153,784.83
Kevin Millar	15,711	2.15	February 2, 2032	67,243.08
	31,692	2.36	February 2, 2032	128,986.44
	34,072	2.84	February 2, 2032	122,318.48
Darren Crawford	8,657	2.15	February 2, 2032	37,051.96
	17,530	2.36	February 2, 2032	71,347.10
	19,485	2.84	February 2, 2032	69,951.15

Notes:

(1)	The closing price of the Common Shares on the NYSE on December 29, 2023 was US$4.86 or CDN$6.43 based on the exchange rate of US$1.00=CDN$1.3226 in effect on December 29, 2023 as reported by the Bank of Canada.
(2)	Tony Kraljic became the Chief Financial Officer of the Company in October 2023 and as such does not hold any Performance Warrants.

On the Closing Date, the Company Board adopted the Incentive Plan. The Incentive Plan is designed to provide flexibility to the Company to grant equity-based incentive awards in the form of Options, Share Units and DSUs under a single, streamlined plan. The Company did not grant any Awards under the Incentive Plan in the year ended December 31, 2023. The inaugural grants under the Incentive Plan were approved in February 2024 following consultation with Lane Caputo, and the program is designed to provide competitive long-term incentive compensation relative to the Company’s peers. Pursuant to the requirements of the TSX, the Incentive Plan will require Shareholder approval within three years of listing on the TSX.

The following table summarizes the grants made to the NEOs under the Incentive Plan in February 2024:

Name	DSUs	PSUs	RSUs
Robert Logan	-	123,920	100
Tony Kraljic(1)	-	209,420	100
Albert Ma	-	61,960	100
Kevin Millar	-	61,960	100
Darren Crawford	-	61,960	100
Total:	-	519,220	500

Note:

(1)	Mr. Kraljic’s award included an inducement award of 147,460 PSUs issued in respect of his joining the Company as Chief Financial Officer.

A summary of the key terms of the Incentive Plan is set out below under the heading “Incentive Plan”, which is qualified in its entirety by the full text of the Incentive Plan.

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Benefits and Other Compensation

The Company intends to continue to provide executive officers with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending account; employee assistance program and life insurance. The Company also expects to provide field based executive officers a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

Pension Plan Benefits

The Company does not have a pension plan or similar benefit program and it does not anticipate implementing a pension plan or similar benefit program.

Executive Officer Employment Agreement

As at the date of this Information Circular, each of the NEOs had entered into executive employment agreements with the Company, which are described below.

Robert Logan, President and CEO

On January 28, 2021, Robert Logan entered into an executive employment agreement with GAC covering the terms and conditions of his employment as President and CEO. Pursuant to his employment agreement, if terminated without just cause, Mr. Logan would be entitled to severance payments including (i) six months of his salary plus one month of salary for each year of service to the Company, and (ii) a pro rata bonus for the severance period based on milestones achieved for the year of termination, as determined by the Company Board. Such payments would be subject to Mr. Logan signing a release of any potential claims. Mr. Logan’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Tony Kraljic, Chief Financial Officer

Effective October 2023, Tony Kraljic entered into an employment agreement with Greenfire Resources Employment Corporation, covering the terms and conditions of his employment as Chief Financial Officer. Pursuant to his employment agreement, if terminated without just cause, Mr. Kraljic would be entitled to severance payments including (i) a lump-sum severance payment in an amount equal six (6) months of his salary plus one month of salary for each full year of service to the Company up to a maximum of eighteen (18) months;  (ii) an amount equal to the average of the annual bonuses, if any, paid or awarded but not yet paid in the two (2) calendar years prior to the calendar year in which the Termination Date falls, pro-rated over the number of months of eligible severance; and (iii) an amount equal to fifteen percent (15%) of his salary to compensate for loss of eligibility for benefits and perquisites of employment.

Albert Ma, Senior Vice President, Engineering

Effective December 21, 2020, Albert Ma entered into an executive employment agreement with GHOPCO, which contract was assigned to Greenfire Resources Employment Corporation effective January 1, 2022, covering the terms and conditions of his employment as Vice President, Facilities and Engineering. Pursuant to his employment agreement, if terminated without just cause, Mr. Ma would be entitled to severance payments including four weeks of his salary for every year of service, plus other entitlements as set out in the Employment Standards Code (Alberta) (the “Alberta Code”). Mr. Ma’s employment agreement contains customary confidentiality and proprietary information provisions.

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Kevin Millar, Senior Vice President, Operations

Effective January 1, 2022, Kevin Millar entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Senior Vice President, Operations. Pursuant to his employment agreement, if terminated without just cause, Mr. Millar would be entitled to severance payment in an amount equal to four weeks of his salary as at the termination date for each full or partial year of employment. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Millar signing a release of any potential claims. Mr. Millar’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Crystal Park, Senior Vice President, Commercial

Effective December 21, 2020, Crystal Park entered into an executive employment agreement with GHOPCO, which contract was assigned to Greenfire Resources Employment Corporation effective January 1, 2022, covering the terms and conditions of her employment as Vice President, Business Development. Pursuant to her employment agreement, if terminated without just cause, Ms. Park would be entitled to severance payments including four weeks of his salary for every year of service, plus other entitlements as set out in the Alberta Code. Ms. Park’s employment agreement contains customary confidentiality and proprietary information provisions.

Darren Crawford, Vice President, Operations & Projects

Effective January 1, 2022, Darren Crawford entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Vice President, Operations & Projects. Pursuant to his employment agreement, if terminated without just cause, Mr. Crawford would be entitled to severance payment in an amount equal to four weeks of his salary as at the termination date for each full or partial year of employment. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Crawford signing a release of any potential claims. Mr. Crawford’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

The following table summarizes the estimated payments and benefits to each of our NEOs as if the employment events listed above had occurred on December 31, 2023:

Name	Termination (without just cause) ($)
Robert Logan	606,900
Tony Kraljic	306,952
Albert Ma	80,993
Kevin Millar	212,663
Darren Crawford	154,619

Description of Performance Warrant Plan

A summary of the key terms of the Performance Warrant Plan is set out below, which is qualified in its entirety by the full text of the Performance Warrant Plan.

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Common Shares Subject to the Performance Warrant Plan

As noted above, no more Performance Warrants may be granted under the Performance Warrant Plan. There are presently 3,004,282 Common Shares issuable on exercise of outstanding Performance Warrants representing 4.36% of the issued and outstanding Common Shares as at the date of this Information Circular. All of the Performance Warrants are held by officers, employees and consultants of the Company.

Description of the Performance Warrants

As noted above the Performance Warrants were originally granted as GRI Performance Warrants and were subject to both time vesting and performance vesting conditions. In addition, the GRI Performance Warrants were granted in different series with each having a different exercise price. As a result of the Business Combination and in accordance with the terms of the GRI Equity Plan, all of the time vesting and performance warrant conditions were deemed to be satisfied and the GRI Performance Warrants were converted into Performance Warrants (with adjustments to the exercise price and number of Common Shares underlying such Performance Warrants based on the share exchange ratio in the Plan of Arrangement). Each Performance Warrant entitles the holder to purchase one Common Share (subject to adjustment in accordance with the Performance Warrant Plan). The following table shows the number of Performance Warrants outstanding and the weighted average exercise price of such Performance Warrants:

All of the Performance Warrants have an expiry date of ten years from the date of the original grant of the GRI Performance Warrants. All GRI Performance Warrants were granted during 2022 and 2023 and as such all outstanding Performance Warrants are set to expire in 2032 and 2033 (subject to early expiry in accordance with the terms of the Performance Warrant Plan).

If permitted by the Company Board at the time of exercise, a Performance Warrant may be exercised on a “cashless exercise” basis. Pursuant to a cashless exercise, a holder would surrender such Performance Warrants for a number of Common Shares equal to (a) the difference between the Market Value of a Share, the exercise price of such Performance Warrants; multiplied by (b) 1 – withholding tax rate; divided by (c) the Market Value of Share; multiplied by (d) the number of Performance Warrants being exercised.

Adjustments for Dividends

The exercise price of any outstanding Performance Warrant shall be reduced on each date a dividend is paid on the Common Shares by an amount equal to the dividend paid; provided that the exercise price of any Performance Warrant shall never be less than $0.01. Notwithstanding the foregoing, if on date a dividend is paid on the Common Shares, the Company Board determines in its sole discretion to make a payment to any holder of Performance Warrants equivalent to the amount of such dividend there shall be no adjustment to the exercise price of any Performance Warrants held by such holder.

Black-out Periods

If a Performance Warrant expires during, or within seven business days after a routine or special trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, subject to certain exceptions, the Performance Warrant shall expire seven business days after the expiration of the blackout period.

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Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Performance Warrant Plan, including resignation, termination for cause, termination without cause, and death, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Performance Warrant Provisions
Resignation or Termination without Cause	Each Performance Warrant held by such holder shall cease to be exercisable on the earlier of (A) thirty (30) days after the participant’s termination date and (B) the expiry date of such Performance Warrant as set forth in the applicable grant agreement, after which such vested Performance Warrant will expire.

Termination for Cause	All Performance Warrants shall terminate immediately upon the holder’s termination date.

Death	Each Performance Warrant held by such holder at the time of death may be exercised by the legal representative of the participant, provided that any such Performance Warrant shall cease to be exercisable on the earlier of (A) the date that is one year after the participant’s death or (B) the expiry date of such Performance Warrant as set forth in the applicable grant agreement, after which such vested Performance Warrant will expire.

Retirement	Each Performance Warrant held by such holder at the time of retirement, subject to 6 months notice, may be exercised by the holder, provided that any such Performance Warrant shall cease to be exercisable on the earlier of (A) the date that is one year after the participant’s retirement or (B) the expiry date of such Performance Warrant as set forth in the applicable grant agreement, after which such vested Performance Warrant will expire.

Non-Transferability of Performance Warrants

Each Performance Warrant is not assignable or transferable either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution unless otherwise agreed by the Company Board.

Amendments to the Performance Warrant Plan

Subject to certain exceptions, the Company Board may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Performance Warrant Plan or any Performance Warrants granted pursuant thereto as it, in its discretion, determines appropriate.

Notwithstanding the above, the Company Board shall be required to obtain the approval of the Shareholders to make the following amendments:

1.	increase the number of Common Shares that are available to be issued pursuant to granted and outstanding Performance Warrants at any time;

2.	extend the expiry date of any outstanding Performance Warrants;

3.	make any reduction in the exercise price of a Performance Warrant except in accordance with the terms of the Performance Warrant Plan;

4.	permit the transfer or assignment of Performance Warrants, except in the case of death of a Grantee; or

5.	make any amendments to the amendment provision of the Performance Warrant Plan.

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Description of Incentive Plan

A summary of the key terms of the Incentive Plan is set out below, which is qualified in its entirety by the full text of the Incentive Plan.

Administration of the Incentive Plan

The Incentive Plan is administered and interpreted by the Company Board, which may delegate its authority to a committee or plan administrator appointed by the Company Board, including the ESG and Compensation Committee, when and if established. The Company Board determines which directors, officers, consultants and employees are eligible to receive Awards under the Incentive Plan, the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any Option, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Company Board may determine.

Eligibility

The following individuals (collectively, “Eligible Participants”) are eligible to participate in the Incentive Plan: (i) in respect of a grant of Options or Share Units, any director, executive officer, employee or consultant of the Company or any of its subsidiaries; and (ii) in respect of a grant of DSUs, any director who is not otherwise an employee or executive officer of the Company or any of its subsidiaries. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the Incentive Plan will be determined in the sole and absolute discretion of the Company Board.

Common Shares Subject to the Incentive Plan

The aggregate maximum number of Common Shares reserved for issuance under the Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, less any Common Shares underlying securities granted under any other share compensation arrangements of the Company, if any, including Common Shares issuable on exercise of Performance Warrants under the Performance Warrant Plan.

The Incentive Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been settled will be available for subsequent grant under the Incentive Plan, and the number of Awards that may be granted under the Incentive Plan increases if the total number of issued and outstanding Common Shares increases. As such, the Incentive Plan must be approved by the majority of the Company Board and Shareholders every three (3) years following its adoption pursuant to the requirements of the TSX.

As at the year ended December 31, 2023, there were no Awards outstanding under the Incentive Plan. As at the date hereof, the Company had nil Options, 956,886 PSUs, 162,324 RSUs and 10,213 DSUs outstanding, which would entitle holders thereof to receive an aggregate of 1,129,423 Common Shares on settlement or redemption of such Awards (assuming a 1.0 times performance multiplier in respect of PSUs), representing 1.63% of the issued and outstanding Common Shares as at that date, leaving up to 2,763,681 Common Shares available for future grants under the Incentive Plan including the outstanding Performance Warrants.

Insider Participation Limit, Individual Limits, Annual Grant Limits and Independent Director Limits

The Incentive Plan provides that the maximum number of Common Shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one year period, under the Incentive Plan, or when combined with all of the Company’s other share compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares.

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Types of Awards

The Incentive Plan provides for the grant of Options, Share Units and DSUs, which are described below.

Stock Options

An Option entitles a holder thereof to purchase a prescribed number of Common Shares from treasury at an exercise price set at the time of the grant. The Company Board will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the Market Value of a Share. If permitted by the Company Board at the time of exercise, an Option may be exercised on a “cashless exercise” basis. Pursuant to a cashless exercise, a holder would surrender such Options for a number of Common Shares equal to (a) the difference between the Market Value of a Share and the exercise price of such Options; divided by (b) the Market Value of Share; multiplied by (c) the number of Options being exercised.

Share Units

A Share Unit upon settlement of such Share Unit entitles the recipient to receive either (at the election of the Company Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below), and subject to such restrictions and conditions on vesting as the Company Board may determine at the time of grant, unless such Share Unit expires prior to being settled. A Share Unit may be designated as a RSU or PSU. Generally, RSUs will be subject to time vesting and be settled upon vesting of such RSUs, while PSUs, in addition to being subject to time vesting, and are also subject to performance vesting conditions or a “performance multiplier”. A performance multiplier will result in the number of Common Shares underlying a PSU to be adjusted based on the achievement or failure to achieve certain performance factors as determined by the Company Board. For the inaugural grant issued in 2024, the performance multipliers will be based on the results of average production and share price performance.

DSUs

A DSU entitles the recipient to receive, upon settlement of such DSU, either (at the election of the Company Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below). The Company Board may, from time to time, grant DSUs to directors of the Company, who are not otherwise an employee or executive officer of any Company entity (“Non-Employee Director”). In addition, each Non-Employee Director is given the right, subject to the terms and conditions of the Incentive Plan, to elect to receive all or a portion of any director fees that are otherwise intended to be paid in cash in the form of DSUs in lieu of cash.

Subject to the vesting and other conditions and provisions in the Incentive Plan and in any award agreement, each DSU awarded to a Non-Employee Director shall entitle the Non-Employee Director to receive on settlement, at the discretion of Company Board, either; (i) a cash payment equal to the Market Value of a Share, or (ii) one Common Share or any combination of cash and Common Shares. Except as otherwise provided in the Incentive Plan, (i) DSUs of a Non-Employee Director who is a U.S. taxpayer shall be redeemed and settled by the Company on the first business day following the Non-Employee Director’s Separation from Service (as defined in the Incentive Plan), and (ii) DSUs of a Non-Employee Director who is Canadian (or who is neither a U.S taxpayer nor a Canadian Non-Employee Director) shall be redeemed and settled by the Company as soon as reasonably practicable following the date the Non-Employee Director ceases to be a director of the Company, but in any event not later than December 15 of the first calendar year commencing immediately after the Non-Employee Director ceases to be a director of the Company.

2024 Management Information Circular	32

Adjustments for Dividends

Immediately prior to the redemption date of Share Units or DSUs, the number of Common Shares underlying such Awards shall be adjusted based on dividends paid on the Common Shares between the grant date and the redemption date of such Awards. For each dividend payment date that occurs between the grant date and the redemption date of such Awards, the number of Common Shares underlying such Awards shall be adjusted, (effective on the day following the corresponding dividend record date), by an amount equal to a fraction having as its numerator the value of the dividend per Common Share and having as its denominator the Market Value of a Share on such dividend payment date.

Black-out Periods

If an Award expires during, or within nine business days after, a routine or special trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, subject to certain exceptions, the Award shall expire ten business days after the expiration of the blackout period.

Expiry Date of Options and Share Units

While the Incentive Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of an Option may not be more than five years from its date of grant (except where an expiry date would have fallen within a blackout period of the Company), and (b) the expiry date of a Share Unit may not be later than December 15 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of the Company.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Incentive Plan, including resignation, termination for cause, termination without cause, and death, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Option Provisions	Share Unit Provisions
Resignation

Each unvested Option granted to such participant shall terminate and become void immediately upon the participant’s termination date.

Each vested Option held by such participant shall cease to be exercisable on the earlier of (A) thirty (30) days after the participant’s termination date and (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date.

Termination for Cause	Any vested or unvested Option granted to such participant shall terminate immediately upon the participant’s termination date.	All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date.

2024 Management Information Circular	33

Event	Option Provisions	Share Unit Provisions
Termination without Cause

Each unvested Option granted to such participant shall expire and become void immediately upon the participant’s termination date.

Each vested Option held by such participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the participant’s termination date (or such later date as the Company Board may, in its sole discretion, determine) and (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date; provided that the Company Board may accelerate the vesting of such Awards or waive the vesting conditions.

Death

Each unvested Option granted to such participant shall terminate and become void effective immediately prior to the participant’s time of death.

Each vested Option held by such participant at the time of death may be exercised by the legal representative of the participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) the date that is six (6) months after the participant’s death or (B) the expiry date of such Option as set forth in the applicable grant agreement, after which such vested Option will expire.

All Share Units credited to such participant’s account that have not vested as of the participant’s date of death shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested Share Units shall be forfeited and cancelled on the termination date; provided that the Company Board may accelerate the vesting of such Awards or waive the vesting conditions.

Change of Control

Under the Incentive Plan, in the event of a potential Change of Control (as defined in the Incentive Plan), the Company Board may exercise its discretion to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control; or (ii) accelerate the vesting of, or waive the performance criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action shall be the vesting date of such Share Units.

If the Company completes a transaction constituting a Change of Control and within 12 months following the Change of Control, a Participant who was also an officer or employee of, or consultant to, the Company prior to the Change of Control has their employment agreement or consulting agreement terminated, then: (i) all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable grant agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested Share Units shall become vested, and the date of such Participant’s termination date shall be deemed to be the vesting date.

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Non-Transferability of Awards

Except as specifically provided in a grant agreement approved by the Company Board, each Award granted under the Incentive Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such Award. No Award granted under the Incentive Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Amendments to the Incentive Plan

Subject to certain exceptions, the Company Board may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate.

Notwithstanding the above, the Company Board shall be required to obtain the approval of the Shareholders to make the following amendments:

1.	any increase to the maximum number of Common Shares issuable under the Incentive Plan, except in the event of an adjustment pursuant to the provisions of the Incentive Plan;

2.	except in the case of an adjustment pursuant to the provisions of the Incentive Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price or other entitlements;

3.	any amendment which extends the expiry date of any Award beyond the original expiry date (other than an extension of the expiry date resulting from a Blackout Period);

4.	any amendment which would permit Awards granted under the Incentive Plan to be transferable or assignable other than for normal estate settlement purposes;

5.	any amendment to the limits on Awards to insiders;

6.	any amendment to the definition of an “Eligible Participant” under the Incentive Plan; and

7.	any amendments to the provisions of the Incentive Plan which govern the amendments requiring approval of the Shareholders,

provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such Shareholder approval.

Incentive-Based Compensation Recovery Policy

The Company has adopted an Incentive-Based Compensation Recovery Policy (the “Recovery Policy”) to enable the Company to recover Erroneously Awarded Compensation (as defined in the Recovery Policy) in the event that the Company is required to prepare an Accounting Restatement (as defined in the Recovery Policy). The Recovery Policy provides for the administration thereof by the ESG and Compensation Committee or by the Company Board (as determined by the Company Board). The Recovery Policy is intended to comply with the requirements set forth in Section 303A.14 of the NYSE Listed Company Manual and is available on the Company’s website.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options and awards (a)	Weighted average exercise price of outstanding options and awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders:	N/A	N/A	N/A
Equity compensation plans not approved by securityholders:
Performance Warrant Plan(1)	3,617,016	$3.15	-
Incentive Plan	-	-	3,247,235	(2)
Total	3,617,016		3,247,235

Notes:

(1)	No further Performance Warrants will be granted pursuant to the Performance Warrant Plan.
(2)	The maximum number of Common Shares issuable pursuant to the Incentive Plan is 10% of the outstanding Common Shares less the number of Common Shares issuable pursuant to the Performance Warrant Plan at such time, which was equal to 6,864,251 Common Shares, being 10% of the 68,642,515 Common Shares issued and outstanding as of December 31, 2023 less 3,617,016 Common Shares issuable pursuant to the Performance Warrant Plan as at December 31, 2023.

Indebtedness of Directors and Officers

The Company is not aware of any individuals who are either current or former executive officers, directors or employees of the Company or any of its subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of the Company or otherwise) that is owing to: (i) the Company; or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Except for (i) indebtedness that has been entirely repaid on or before the date of this Information Circular, and (ii) “routine indebtedness” (as defined in Form 51-102F5 of the Canadian Securities Administrators), the Company is not aware of any individuals who are, or who at any time during 2023 were, a director or executive officer of the Company, a proposed nominee for election as a director or an associate of any of those directors, executive officers or proposed nominees who are, or have been at any time since December 31, 2023, indebted to the Company, or whose indebtedness to another entity is, or at any time since December 31, 2023 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

interests of certain persons or companies in matters to be acted upon

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or nominee for election as a director, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2023, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

Additional Information

Upon request, the Company will provide securityholders with a copy of the Company’s financial statements for the year ended December 31, 2023 and associated management’s discussion and analysis of financial condition and results of operations, as well as a copy of the Company’s annual information form on Form 20-F, subsequent interim financial statements and management’s discussion and analysis and this Information Circular.

Copies of these documents may be obtained on request without charge from the Chief Financial Officer of the Company at 1900, 205 - 5th Avenue SW, Calgary, Alberta, T2P 2V7, Canada; telephone 403.264.9046 or by accessing the disclosure documents available under our profile on SEDAR+ at www.sedarplus.ca.

Advisories

Forward-Looking Information and Statements

This Information Circular contains forward-looking information and statements (collectively, “forward-looking statements”). These forward-looking statements relate to future events or our future performance. All information and statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Such forward-looking statements may be identified by looking for words such as “approximately”, “may”, “believe”, “measure”, “stability”, “depends”, “expects”, “will”, “intends”, “should”, “could”, “plan”, “budget”, “predict”, “potential”, “projects”, “anticipates”, “forecasts”, “estimates”, “objective”, “ongoing”, “continues”, “sustainability” or similar words or the negative thereof or other comparable terminology suggesting future outcomes, statements that actions, events or conditions “may”, “would”, “could” or “will” be taken or occur in the future, including statements about our strategy, plans, focus, objectives, priorities and position. In particular, and without limiting the generality of the foregoing, this Information Circular contains forward-looking statements with respect to: the Company’s proposed executive officer compensation and benefits and director compensation and benefits; the anticipated constitution of the ESG and Compensation Committee; anticipated orientation and education for directors joining the Company Board; and expectations to adopt appropriate procedures for assessing the effectiveness of the Company Board, its committees and the effectiveness and contributions of individual directors.

By their nature, forward-looking statements are based upon certain assumptions and are subject to numerous risks and uncertainties, some of which are beyond our control, including the impact of general economic conditions, industry conditions, current and future commodity prices and inflation rates, the effects of pandemics, including with respect to commodity prices, currency and interest rates, anticipated production rates, borrowing, operating and other costs and adjusted funds flow, the timing, allocation and amount of capital expenditures and the results therefrom, anticipated reserves and the imprecision of reserve estimates, the performance of existing wells, the success obtained in drilling new wells, the sufficiency of budgeted capital expenditures in carrying out planned activities, access to infrastructure and markets, competition from other industry participants, availability of qualified personnel or services and drilling and related equipment, stock market volatility, effects of regulation by governmental agencies including changes in environmental regulations, tax laws and royalties, the ability to access sufficient capital from internal sources and bank and equity markets, the availability of qualified candidates to meet the Company Board and executive officer diversity goals and, without limitation, those risks considered under “Risk Factors” in our annual information form on Form 20-F. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, or if any of them do so, what benefits we will derive therefrom.

The Company has included the forward-looking statements in this Information Circular in order to provide readers with a more complete perspective on our future plans and operations and such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Role and objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) directly, and through its committees is responsible for the stewardship of the Corporation, and any subsidiaries of the Corporation (collectively, “Greenfire”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Greenfire. In general terms, the Board will:

1.	in consultation with the president and chief executive officer of the Corporation (the “CEO”) and others, define the principal objectives of Greenfire;

2.	monitor the management of the business and affairs of Greenfire with the goal of achieving Greenfire’s principal objectives as defined by the Board in association with the CEO;

3.	discharge the duties imposed on the Board by applicable laws; and

4.	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Mandate and Responsibilities of the Board

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

5.	require the CEO to present to the Board a longer range strategic plan and a shorter range business plan for Greenfire when requested by the Board, which plans must:

(a)	be designed to achieve Greenfire’s principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Greenfire’s business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans;

6.	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

7.	review the principal risks of Greenfire’s business identified by the CEO and review management’s implementation of the appropriate systems to manage and mitigate these risks;

8.	approve the annual operating and capital budgets, and plans, as may be amended from time to time;

9.	approve acquisitions and dispositions in excess of pre-approved expenditure limits established by the Board;

10.	approve the establishment of credit facilities and borrowing;

11.	approve issuances of additional Common Shares of the Corporation, other securities or other instruments to the public;

12.	approve the repurchase of Common Shares of the Corporation or other securities in accordance with applicable securities laws;

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Monitoring and Acting

13.	monitor Greenfire’s progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

14.	monitor overall human resources policies and procedures, including compensation and succession planning;

15.	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Greenfire’s internal control and management information systems;

16.	approve all matters relating to a material transaction involving Greenfire;

Management and Organization

17.	appoint the CEO and determine the terms of the CEO’s employment with Greenfire;

18.	appoint all officers of Greenfire and approve the terms of each officer’s employment with Greenfire;

19.	monitor the “good corporate citizenship” of Greenfire, including compliance by Greenfire with all applicable environmental laws;

20.	ensure that Greenfire has in place appropriate programs and policies for the health and safety of its employees and that Greenfire sets high environmental standards in its operations and is compliant with environmental laws and regulations;

21.	evaluate the performance of the CEO and the other executive officers on an ongoing basis through in camera sessions held at the end of each regularly scheduled Board meeting;

22.	in consultation with the CEO, establish the limits of management’s authority and responsibility in conducting Greenfire’s business;

23.	to the extent possible, satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

24.	develop a system under which succession to senior management positions will occur in a timely manner;

25.	approve any proposed significant change in the management organization structure of Greenfire;

26.	generally provide advice and guidance to management;

Finances and Controls

27.	review Greenfire’s systems to manage and mitigate the risks of Greenfire’s business and, with the assistance of management, Greenfire’s auditors and others (as required), evaluate the appropriateness of such systems;

28.	review the procedures designed and implemented by Greenfire’s management and the independent auditors to ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

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29.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure that the financial performance of Greenfire is properly reported to Greenfire shareholders, other security holders and regulators on a timely and regular basis;

30.	establish and maintain a disclosure and trading policy for Greenfire;

31.	monitor the appropriateness of Greenfire’s capital structure;

32.	ensure that the financial performance of Greenfire is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

33.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Greenfire or its securities;

34.	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Greenfire and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

35.	require that the CEO and other executive officers institute and monitor processes and systems designed to ensure compliance with applicable laws by Greenfire and its officers and employees;

36.	require the CEO and Chief Financial Officer (“CFO”) institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

37.	review and approve the Corporation’s hedging program;

38.	approve material contracts to be entered into by the Corporation;

39.	based on the recommendation of the Audit and Reserves Committee of the Board, recommend to shareholders of Greenfire a firm of chartered accountants to be appointed as Greenfire’s auditors;

40.	review, consider and where required, approve the reports required under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, and any reports or other disclosure related to Greenfire’s reserves or resources under applicable securities laws;

41.	ensure Greenfire’s oil and gas reserve and/or resource report fairly represents the quantity and value of corporate reserves and/or resources in accordance with generally accepted engineering principles and applicable securities laws;

42.	determine the Corporation’s dividend policies and approve any payment of dividends;

43.	take reasonable actions to gain reasonable assurance that all financial information made public by Greenfire (including Greenfire’s annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation’s financial position and performance;

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Governance

44.	engage in the process of determining Board member qualifications with the Environmental, Social and Governance and Compensation Committee (the “ESG and Compensation Committee”), and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements and pursuant to the mandates of such committees;

45.	facilitate the continuity, effectiveness and independence of the Board by, among other things:

(a)	in conjunction with the ESG and Compensation Committee of the Board, selecting nominees for election to the Board;

(b)	appointing a Chair of the Board;

(c)	in consultation with the Chair of the Board, developing a position description for the Chair of the Board;

(d)	appointing from among the directors the members of the Audit and Reserves Committee, ESG and Compensation Committee, and such other committees of the Board as the Board deems appropriate;

(e)	defining the mandate of each committee of the Board;

(f)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director;

(g)	reviewing the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

(h)	establishing a system to enable any director to engage an outside adviser at the expense of Greenfire;

46.	review annually the composition of the Board and its committees and assess directors’ performance on an ongoing basis, and propose new members to the Board;

47.	on at least an annual basis, the Board shall conduct an analysis and make a recommendation as to the “independence” of each of the Board members;

Delegation

48.	the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board to the extent permitted by applicable laws;

Composition

49.	the Board shall consist of such number of directors within the range set forth in Greenfire’s constating documents as the Board deems appropriate in order to facilitate effective decision making. The Board delegates to the ESG and Compensation Committee the responsibility of considering and making recommendations to the Board with respect to the appropriate Board size;

50.	Board members should have or obtain sufficient knowledge of Greenfire and the oil and gas business to assist in providing advice and counsel on relevant issues;

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51.	Board members should offer their resignation from the Board to the Chairman of the Board following:

(a)	change in personal circumstances which would reasonably interfere with the ability to serve as a director;

(b)	change in personal circumstances which would reasonably reflect poorly on Greenfire (for example, finding by a court of fraud, or conviction under Criminal Code (Canada) or securities legislation);

(c)	in accordance with Greenfire’s Majority Voting Policy, should a Board member receive a greater number of votes “withheld” from his or her election than votes “for” his or her election; or

(d)	failure to qualify as a director in accordance with Section 105 of the Business Corporations Act (Alberta);

Meetings

52.	the Board shall meet at least four times per year and/or as deemed appropriate by the Chair of the Board;

53.	absent extenuating circumstances or scheduling conflicts, Board members are expected to attend all Board meetings;

54.	the Chair shall attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to such meetings;

55.	the CEO and CFO shall be available to attend all meetings of the Board upon invitation by the Board. Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

56.	at the end of each meeting of the Board the non-management members of the Board shall be given an opportunity to meet without members of management being present;

57.	independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation; and

58.	minutes of each meeting shall be prepared by the secretary to the Board.

Approved by the Board of Directors on September 20, 2023.

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SCHEDULE B

MANDATE OF THE AUDIT AND RESERVES COMMITTEE

Role and Objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) hereby establishes a committee of the Board to be called the Audit and Reserves Committee (the “Committee”), to which the Board has delegated its responsibility for: (i) oversight of the nature and scope of the annual audit; (ii) oversight of the Corporation’s management reporting on internal accounting standards and practices; (iii) review of the adequacy of the Corporation’s financial information and accounting systems and procedures; (iii) financial reporting and statements; (iv) recommending, for Board approval, the interim and annual audited financial statements and other mandatory disclosure releases containing financial information; (v) assisting the Board in fulfilling its responsibilities with respect to oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the policies, standards and practices of the Corporation; and (vi) assisting the Board in satisfying its responsibilities in respect of the Corporation meeting its legal, industry and community obligations pertaining to the assessment and reporting of the Corporation’s reserves and related oil and gas information.

The primary objectives of the Committee are to:

1.	assist the Board to meet its responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2.	facilitate communication between directors of the Corporation (“Directors”) and registered public accounting firms (the “external auditors”);

3.	enhance the external auditor’s independence;

4.	review the credibility and objectivity of the Corporation’s financial reports;

5.	facilitate discussions and communication between Directors on the Committee, management and the external auditor;

6.	review all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves and resources including Reserves Data (as defined below) or other information derived from Reserves Data; and

7.	review all matters relating to the Corporation’s Independent Evaluator (as defined below).

Membership of the Committee

8.	The Committee shall be comprised of at least three (3) directors of the Corporation, none of whom are members of management of the Corporation and all of whom are “independent” as such term is used in: (a) National Instrument 52-110 – Audit Committees (“NI 52-110”), (as amended from time to time); (b) National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) (as amended from time to time); (c) Rule 10A-3 (“Rule 10A-3”) under the United States Securities Exchange Act of 1934, as amended (unless the Board determines that an exemption contained in Rule 10A-3 is available and determines to rely thereon); and (d) any other applicable laws and regulations.

9.	The Board, from time to time, shall appoint the Chair of the Committee and other members of the Committee.

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10.	At least one member shall have accounting or related financial management expertise and qualify as a “financial expert” or similar designation in accordance with the requirements of the regulatory bodies to which the Corporation is subject.

11.	All of the members of the Committee must be “financially literate” (as defined in NI 52-110).

12.	Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

Mandate and Responsibilities of the Committee

The Committee shall be responsible for:

Auditors, Internal Controls and Financial Reporting and Other Disclosure

13.	overseeing and evaluating the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting;

14.	satisfying itself on behalf of the Board with respect to the Corporation’s internal control systems, including:

(a)	identifying, monitoring and mitigating business risks;

(b)	monitoring compliance with legal, ethical and regulatory requirements including the certification process;

(c)	reviewing the Corporation’s process for testing its internal controls; and

(d)	reviewing the external auditor’s (and internal auditor if one is appointed by the Corporation) assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses;

15.	reviewing the annual and interim financial statements of the Corporation and the notes thereto, prior to their submission to the Board for approval. The process should include but not be limited to:

(a)	reviewing the appropriateness of significant accounting principles and any changes in accounting principles;

(b)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation and reserves with respect to environmental matters, impairment and asset retirement obligations;

(c)	reviewing non-recurring transactions;

(d)	reviewing the accounting treatment of unusual or non-recurring transactions;

(e)	reviewing and ascertaining compliance with covenants under loan agreements;

(f)	reviewing disclosure requirements for commitments and contingencies;

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(g)	reviewing adjustments raised by the external auditor, whether or not included in the financial statements;

(h)	reviewing unresolved differences or disagreements between management and the external auditor;

(i)	reviewing the Corporation’s risk assessment and risk management policies and procedures including hedging policies, litigation matters, and insurance program; and

(j)	obtaining explanations of significant variances with comparative reporting periods;

16.	reviewing the financial statements, prospectuses, management discussion and analysis (“MD&A”), annual reports, business acquisition reports, annual and interim profit or loss releases, and all other public disclosure containing audited or unaudited financial information before public release and prior to Board approval;

17.	reviewing the Corporation’s procedures for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, including prospectuses and business acquisition reports prior to their public release, and periodically assessing the adequacy and accuracy of those procedures;

18.	reviewing and monitoring the Corporation’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and statutory requirements;

19.	with respect to the appointment of external auditors by the Board, the Committee shall:

(a)	be directly responsible for the appointment, compensation, retention, termination and oversight of the work of any external auditors engaged for the purpose of preparing or issuing an auditor report or performing other audit, review or attest services for the Corporation, and each such external auditor must report directly to the Committee;

(b)	ensure the auditor’s ultimate accountability to the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor;

(c)	ensure the auditor’s ultimate accountability to the Board and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor;

(d)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(e)	review and approve any audit and non audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

(f)	ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and other applicable auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and dialogue with the Board and recommend to the Board appropriate action to ensure the independence of the auditor;

(g)	provide a line of communication between the auditors and the Board; and

(h)	meet with the auditors at least once per quarter without management present to allow a candid discussion regarding any concerns the auditors may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting;

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20.	reviewing with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow up to any identified weaknesses;

21.	reviewing with the external auditor their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries;

22.	meeting periodically with the external auditor, independent of management. The issues for consideration may include, but are not limited to:

(a)	obtain feedback on competencies, skill sets and performance of key members of the financial reporting team;

(b)	enquire as to significant differences from prior year period audits or reviews;

(c)	enquire as to transactions accounted for in an acceptable manner but not a basis which, in the opinion of the external auditor was not the preferable accounting treatment;

(d)	enquire as to any differences between management and the external auditor;

(e)	enquire as to material differences in accounting policies, disclosures or presentation from prior periods;

(f)	enquire as to deficiencies in internal controls identified in the course of the performance of the procedures by the external auditor; and

(g)	enquire as to any other matters or observations that the external auditor would like to bring to the attention of the Committee;

23.	pre-approving all non-audit services to be provided to the Corporation or its subsidiaries by the external auditors. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting following such pre-approval and the member(s) comply with such other policies and procedures as may be established by the Committee from time to time;

24.	reviewing the Corporation’s enterprise risk assessment and risk management system including risk management policies and procedures (i.e. hedging, litigation, climate change and insurance) and report to the Board with respect to risk assessment process and the appropriateness of risk management policies and procedures in managing risk. While the Committee reviews such policies and procedures, the oversight of the actual enterprise risks is retained by the Board;

25.	overseeing the Corporation’s cybersecurity policies and procedures and regularly receive reports from management on its activities to protect the Corporation from cybersecurity risks;

26.	establishing procedures for and, if desired, also engage an independent service provider to assist with:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, including the resolution of any such complaints or concerns by Management or, if warranted, by the Board;

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27.	reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

28.	having the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee;

29.	reviewing all related party transactions (as defined by applicable regulations) and ensure the nature and extent of such transactions are properly disclosed;

30.	having the authority to engage independent counsel and other advisers, as the Committee determines necessary to carry out its duties;

31.	conducting or undertaking such other duties as may be required from time to time by any applicable regulatory authorities, including the NYSE and Toronto Stock Exchange (as applicable);

Reserves

32.	reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under NI 51-101 and Subpart 1200 of Regulation S-K, as applicable and applicable securities law requirements;

33.	assisting the Corporation’s management in fulfilling its responsibilities under NI 51-101 and applicable securities law with respect to the oil and natural gas reserves evaluation process;

34.	reviewing the Corporation’s procedures for providing information to the Corporation’s independent qualified reserves evaluators or auditors (as defined in NI 51-101) (the “Independent Evaluator”);

35.	meeting annually with management and the Independent Evaluator, to determine whether any restrictions placed by management affect the ability of the Independent Evaluator to report without reservation on the reserves data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report thereon of the Independent Evaluator (if such report is provided);

36.	reviewing the appointment of the Independent Evaluator and, in the case of any proposed change to change the Independent Evaluator, determine the reason therefor and whether there have been any disputes with management;

37.	providing a recommendation to the Board as to whether to approve the content and/or filing of the statement of the Reserves Data or resources, if applicable, and other information that may be prescribed by applicable securities requirements including any reports of the Independent Evaluator and of management in connection therewith;

38.	reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities including resources; and

39.	generally, reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves and resources including Reserves Data or other information derived from Reserves Data.

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Meetings and Administrative Matters

40.	At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall not be entitled to a second or casting vote.

41.	The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

42.	A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

43.	Meetings of the Committee should be scheduled to take place at least four times per year and at such other times as the Chair of the Committee may determine as necessary in order for the Committee to satisfy its duties and responsibilities as set out herein. Agendas, approved by the Chair, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

44.	The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair. The Committee may invite such other officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

45.	Minutes of all meetings of the Committee shall be taken and shall be made available to the Board. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

46.	The Committee shall meet with the external auditors at least quarterly (including without management present) and at such other times as the external auditors and the Committee consider appropriate.

47.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation without any further approval of the Board.

48.	The external auditors of the Corporation are entitled to receive notice of every meeting of the Committee and be heard thereat.

49.	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chair of the Board by the Chair of the Committee.

Approved by the Board of Directors on September 20, 2023.

2024 Management Information Circular	48

SCHEDULE C

MANDATE OF THE ESG AND COMPENSATION COMMITTEE

Role and Objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) hereby establishes a committee of the Board to be called the Environmental, Social and Governance and Compensation Committee (the “Committee”), to which the Board has delegated certain of its responsibilities, including: (i) reviewing matters relating to social responsibilities and corporate governance of the Corporation and its subsidiaries and oversight of environmental stewardship and other sustainability based risks and opportunities; and (ii) reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of the Corporation and its subsidiaries in the context of the budget and business plan of the Corporation.

Membership of the Committee

1.	The Committee shall be comprised of two members or such greater number as the Board may from time to time determine, whom a majority of whom shall be “independent” (as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (as amended from time to time) (“NI 58-101”) and any other applicable laws and regulations). In addition, in affirmatively determining such independence, the Board shall consider all factors specifically relevant to determining whether a director has a relationship to the Corporation which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

2.	The Board, from time to time, shall appoint the Chair of the Committee, who shall be an independent director, and other members of the Committee.

3.	Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

Mandate and Responsibilities of the Committee

The Committee shall be responsible for:

Governance Matters

4.	annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

5.	reviewing developments in corporate governance compliance and developing and recommending to the Board a set of corporate governance guidelines and principles;

6.	considering and, if thought fit, approving requests from one or more directors or committees of directors of the engagement of professional and other advisors from time to time;

7.	annually reviewing the Corporation’s disclosure of its corporate governance practices to be included in the Corporation’s annual information form, information circular or other disclosure document as required by NI 58-101, any other applicable corporate or securities laws and any applicable stock exchange rules regulatory authority;

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8.	making recommendations to the Board as to which directors should be classified as “independent directors”, pursuant to any such report or circular;

9.	reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board, including considering the skill set on the Board and recommending nominees who meet the identified criteria and needs of the Board;

10.	evaluating, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

11.	recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors and in making such recommendations, the Committee should consider:

(a)	the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess;

(b)	the competencies and skills that the Board considers each existing director to possess;

(c)	the competencies and skills each new nominee will bring to the boardroom;

(d)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board; and

(e)	any applicable diversity policies that may be implemented by the Board form time-to time;

12.	ensuring persons to be nominated by the Committee:

(a)	have demonstrated notable or significant achievements in business, education or public service;

(b)	possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

(c)	have high ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the Corporation’s shareholders;

13.	as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board;

14.	acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

15.	developing and recommending to the Board for approval and periodic review structures and procedures designed to ensure that the Board can function effectively and independently of management;

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16.	as may be required or requested from time-to-time, making recommendations to the Board regarding appointments of corporate officers and senior management;

17.	establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the “Code”) and ensuring that management has established a system to monitor compliance with these codes;

18.	reviewing management’s monitoring of the Corporation’s compliance with the Code;

19.	considering, and as determined appropriate, adopting diversity policies for the Board, executive officers and the Corporation as a whole;

20.	monitoring and making recommendations to the Board with respect to regulatory or other applicable changes in corporate governance;

Environmental and Sustainability

21.	reviewing developments relating to sustainability, environmental and social matters and, if determined appropriate, developing and recommending to the Board a set of sustainability, environmental and social guidelines and principles;

22.	overseeing the Corporation’s policies, procedures, practises and strategies relating to environmental and climate related issues and other sustainability matters to ensure due consideration of risks, opportunities and potential performance improvement relating thereto;

23.	reviewing and reporting to the Board with respect to the consideration and integration of environmental and climate related and sustainability issues in the development of the Corporation’s business strategy and financial planning;

24.	reviewing periodic reports from management regarding the Corporation’s initiatives and opportunities to optimize its environmental related and sustainability performance including processes to reduce or substitute energy and water use, reduce emissions and waste and minimize land disturbance;

25.	considering and reviewing the setting and performance against appropriate targets, benchmarking, procedures and reporting methods used by the Corporation to measure its climate, safety, environmental and other relevant sustainability performance;

26.	monitoring the Corporation’s compliance with applicable environmental laws in the jurisdictions in which the Corporation operates;

27.	considering and reviewing third party reports on the Corporation’s sustainability performance and peer sustainability performance;

28.	reviewing the Corporation’s enterprise risk management program relating to identifying, assessing and managing climate related risks, whether physical or transition related and in view of plausible future scenarios, as well as other sustainability related risks, and report to the Audit Committee of the Board;

29.	reviewing the Corporation’s disclosure, reporting and external communication practices pertaining to climate and sustainability issues, including but not limited to assessments of materiality, ESG or sustainability report development and approach to analogous disclosure, media and social media campaigns and other written communication with stakeholders;

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30.	reviewing shareholder proposals relating to sustainability issues and provide a report or recommendation to the Board with respect to such proposals;

Compensation

31.	reviewing the compensation philosophy and remuneration policy for employees (including officers) of the Corporation and recommending to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

32.	reviewing and recommending to the Board compensation to be paid to members of the Board, the chair of the Board, and the chair and members of each committee of the Board;

33.	reviewing and recommending to the Board corporate goals and performance objectives and the compensation package for the President and Chief Executive Officer of the Corporation (“CEO”), including evaluating the performance in light of those corporate goals and objectives, and integrity of the CEO periodically, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

34.	reviewing and recommending to the Board, including based on any recommendations received from the CEO, the compensation benefits packages for all non-CEO officers and senior management positions within the Corporation;

35.	reviewing and recommending to the Board with respect incentive-compensation plans and equity-based plans and arrangements for directors, officers and, as required and/or requested, employees of the Corporation and its subsidiaries;

36.	reviewing and recommending for approval of the Board, in conjunction with the CEO, bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

37.	reviewing and recommending to the Board with respect to any share ownership guidelines applicable to the senior executives and directors, and review the shareholdings of the senior executives and directors based on such guidelines as established from time to time;

38.	overseeing succession planning for officers of the Corporation and periodically reviewing job descriptions related to the officer positions within the Corporation, specifically for the position of CEO;

39.	reviewing talent management practices for critical skills required to execute the Corporation’s strategic goals and business objectives;

40.	considering the implications and the risks associated with the Corporation’s compensation policies and to the extent deemed necessary by the Committee, establishing practices to identify and mitigate compensation policies and practices that could encourage executives to take inappropriate or excessive risks;

41.	reviewing management’s recommendations for proposed stock option, incentive award or share purchase plans and for grants under such plans, and making recommendations in respect thereof to the Board;

42.	reviewing and recommending to the Board for approval, when appropriate, any employment agreements and any severance arrangements or plans, including any benefits to be provided in connection with hiring, termination or a change in control, for the CEO, all other executives and senior management of the Corporation, including the ability to adopt, amend and terminate such agreements, arrangements or plans;

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43.	comparing annually the total remuneration (including benefits), and the main components thereof, of the executives of the Corporation with the remuneration of peers in the same industry;

44.	preparing and submitting a report of the Committee to the Board for approval of the Board and inclusion of annual disclosure required by applicable securities laws and stock exchange rules to be made by the Corporation including the Statement of Executive Compensation required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information;

45.	appointing and overseeing any compensation consultants; and

46.	reviewing management’s reports to the Committee on significant human resources policies of the Corporation and human resources issues.

Meetings and Administrative Matters

47.	At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall not be entitled to a second or casting vote.

48.	The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

49.	A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

50.	Meetings of the Committee should be scheduled to take place as frequently as necessary in order for the Committee to satisfy its duties and responsibilities as set out herein.

51.	The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

52.	Minutes of all meetings of the Committee shall be taken and shall be made available to the Board. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

53.	The Committee may delegate any of its responsibilities to single members of the Committee or subcommittees as the Committee deems appropriate in its sole discretion and as permitted by applicable law.

54.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

55.	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chair of the Board by the Chair of the Committee.

Approved by the Board of Directors on September 20, 2023.

2024 Management Information Circular	53

TSX: GFR

NYSE: GFR

GREENFIRE RESOURCES LTD.

1900, 205 – 5th Avenue SW,

CALGARY, ALBERTA

T2P 2V7

www.greenfireres.com